                                                                    EXHIBIT 99.7

[NOTE: This proxy statement of Harvest Home Financial Corporation will be attached to the prospectus included herein of Peoples Community Bancorp, Inc.]

                       P R E L I M I N A R Y   C O P I E S

                       HARVEST HOME FINANCIAL CORPORATION
                              3621 HARRISON AVENUE
                             CINCINNATI, OHIO 45211
                                 (513) 661-6612

                               -------------------



Dear Stockholder:

         You are cordially invited to attend a special meeting of stockholders of Harvest Home Financial Corporation to approve the merger ("Merger") of Harvest Home Financial Corporation ("Harvest Home Financial") with People's Building, Loan & Savings Company ("People's Savings"). The meeting is scheduled to be held at _________, Eastern Standard Time, on _________ at ________________________ located at _____________________________.

         The meeting has been called in connection with the proposed merger of Harvest Home Financial with and into Peoples Community Bancorp, Inc. ("Peoples Community Bancorp"), a holding company to be formed by People's Savings pursuant to an Agreement and Plan of Merger dated as of September 30, 1999 (the "Merger Agreement"). In the merger, you will receive $9.00 cash and $9.00 worth of Peoples Community Bancorp common stock for each Harvest Home Financial share you own. Assuming an initial public offering price of $10.00, each share of Harvest Home Financial would be converted into .9 of a share of Peoples Community Bancorp common stock in the Merger. Consummation of the merger is subject to certain conditions, including the approval of the stockholders of Harvest Home Financial.

         The Board of Directors has approved the Merger Agreement and believes that the merger is in the best interests of Harvest Home Financial and its stockholders. Accordingly, Harvest Home Financial's Board of Directors unanimously recommends that you vote FOR the merger.

         This proxy statement/prospectus provides you with detailed information about the proposed merger. We encourage you to read this entire document carefully. You can also obtain information about Harvest Home Financial and Peoples Community Bancorp from publicly available documents that have been filed with the SEC.

         YOUR VOTE IS VERY IMPORTANT. Whether or not you attend this meeting, please take the time to vote by completing and mailing the enclosed proxy card to us as soon as possible in the envelope provided.

                                        Very truly yours,

                                        John E. Rathkamp
                                        President and Chief Executive Officer

                       HARVEST HOME FINANCIAL CORPORATION
                              3621 HARRISON AVENUE
                             CINCINNATI, OHIO 45211
                                 (513) 661-6612

                               -------------------


         NOTICE IS HEREBY GIVEN that a special meeting of stockholders of Harvest Home Financial Corporation will be held at _______, Eastern Standard Time, on ______________ at ________________ ____________________________,
Cincinnati, Ohio _______ for the following purposes:

         1. To consider and vote upon a proposal to adopt an Agreement and Plan of Merger (the "Merger Agreement"), dated as of September 30, 1999, by and among Harvest Home Financial Corporation ("Harvest Home Financial") and People's Building, Loan & Savings Company ("People's Savings"). The Merger Agreement provides for, among other things, the merger of Harvest Home Financial with and into Peoples Community Bancorp, Inc. ("Peoples Community Bancorp"), the holding company to be formed by People's Savings in connection with the conversion of People's Savings from a mutual to a stock institution. The merger will be accomplished through the merger of Harvest Home Financial with and into Peoples Community Bancorp and the merger of Harvest Home Savings Bank ("Harvest Home Savings Bank") with and into People's Savings.

         2. To transact such other business, if any, as may properly come before the special meeting.

         Harvest Home Financial's Board of Directors has fixed the close of business on _____________, 2000 as the record date (the "Record Date") for the determination of stockholders entitled to notice of and to vote at the special meeting. Only holders of common shares of Harvest Home Financial of record at the close of business on that date will be entitled to notice of and to vote at the special meeting.

         If the merger of Harvest Home Financial by Peoples Community Bancorp is approved and consummated, you will have the right to dissent on the transaction and to obtain payment of the fair cash value of your shares by complying with
Section 1701.85 of the Ohio General Corporation Law. A copy of Section 1701.85 of the Ohio General Corporation Law is attached as Annex A to the accompanying document.

         Your Board of Directors has determined the merger to be in the best interests of Harvest Home Financial and its stockholders and has unanimously approved the Merger Agreement and UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" THE ADOPTION OF THE MERGER AGREEMENT.

                                        By Order of the Board of Directors

                                        John E. Rathkamp
                                        President and Chief Executive Officer

Cincinnati, Ohio
________________, 2000

--------------------------------------------------------------------------------

YOU ARE CORDIALLY INVITED TO ATTEND THE SPECIAL MEETING. FAILURE TO RETURN A PROPERLY EXECUTED PROXY CARD OR TO VOTE AT THE SPECIAL MEETING WILL HAVE THE SAME EFFECT AS A VOTE AGAINST THE MERGER AGREEMENT. ACCORDINGLY, EVEN IF YOU PLAN TO BE PRESENT AT THE SPECIAL MEETING, YOU ARE REQUESTED TO COMPLETE, DATE, SIGN AND RETURN THE PROXY CARD IN THE ENCLOSED POSTAGE-PAID ENVELOPE AS SOON AS POSSIBLE. IF YOU ATTEND THE SPECIAL MEETING, YOU MAY VOTE EITHER IN PERSON OR BY PROXY. ANY PROXY GIVEN MAY BE REVOKED BY YOU IN WRITING OR IN PERSON AT ANY TIME PRIOR TO ITS EXERCISE.

--------------------------------------------------------------------------------

                                 PROXY STATEMENT
                                       OF
                       HARVEST HOME FINANCIAL CORPORATION
                     FOR THE SPECIAL MEETING OF STOCKHOLDERS
                        To be Held on _____________, 2000


                  --------------------------------------------
                                   PROSPECTUS
                                       OF
                         PEOPLES COMMUNITY BANCORP, INC.
                     Up to _________ Shares of Common Stock,
                            Par value $.01 per share
             (to be issued pursuant to the Merger described herein)

                  ---------------------------------------------

         This Proxy Statement/Prospectus relates to the proposed merger (the "Merger") of Harvest Home Financial Corporation, an Ohio corporation ("Harvest Home Financial"), with and into Peoples Community Bancorp, Inc., a Delaware corporation ("Peoples Community Bancorp") the proposed holding company for Peoples Community Bank, a federally chartered savings bank, as contemplated by the Agreement and Plan of Merger, dated as of September 20, 1999 (the "Merger Agreement"), between People's Building, Loan and Savings Company ("People's Savings) and Harvest Home Financial. The Merger Agreement is included as Appendix I hereto and incorporated by reference herein.

         This Proxy Statement/Prospectus is being furnished to the holders of shares of common stock of Harvest Home Financial ("Harvest Home Financial Common Stock") in connection with the solicitation of proxies by the Board of Directors of Harvest Home Financial (the "Harvest Home Financial Board") for use at a Special Meeting of Stockholders (the "Meeting"), scheduled to be held at ______ p.m. , Eastern Standard Time on __________, 2000, at _______________ Cincinnati, Ohio, and at any and all adjournments and postponements thereof.

         This Proxy Statement/Prospectus also constitutes a prospectus of Peoples Community Bancorp with respect to up to _________ shares of common stock, par value $.01 per share, of Peoples Community Bancorp ("Peoples Community Bancorp Common Stock") to be issued upon consummation of the Merger pursuant to the terms of the Merger Agreement. The Prospectus of Peoples Community Bancorp is a part of this Proxy Statement/Prospectus (see "Table of Contents") and is referred to herein as the "Prospectus."

         At the Meeting, the holders of Harvest Home Financial Common Stock will consider and vote upon a proposal to adopt the Merger Agreement and the transactions contemplated thereby.

         Subject to the terms, conditions and procedures set forth in the Merger Agreement, each holder of Harvest Home Financial Common Stock issued and outstanding immediately prior to the Merger will have the right to receive for each Harvest Home Financial share (a) $9.00 in cash, plus (b) 0.9 of a share of Peoples Community Bancorp Common Stock equal to $9.00 and based on the $10.00 price for the stock. If the initial public offering price is not $10.00 per share, the portion of a share of Peoples Community Bancorp Common Stock will be adjusted to provide for a ratio that will correspond to an equivalent value of $9.00. Cash will be paid in lieu of fractional share interests. Because Peoples Community Bancorp has never publicly issued any capital stock, there can be no assurance that an active and liquid market for the Peoples Community Bancorp Common Stock will develop upon the conversion and merger or that Peoples Community Bancorp Common Stock will trade above its initial public offering price. Harvest Home Financial's financial advisor has rendered an opinion to the effect that, as of September 30, 1999, the Merger Consideration is fair from a financial point of view to the stockholders of Harvest Home Financial. The Merger is subject to certain conditions, including the approval of the stockholders of Harvest Home Financial. For additional information regarding the Merger Agreement and the terms of the Merger, see "The Merger."

         NEITHER THE SEC NOR ANY STATE SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED THE PEOPLES COMMUNITY BANCORP COMMON STOCK TO BE ISSUED UNDER THIS PROXY STATEMENT/ PROSPECTUS OR DETERMINED IF THIS PROXY STATEMENT/PROSPECTUS IS ACCURATE OR ADEQUATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

         This Proxy Statement/Prospectus, and the accompanying notice and form of Proxy, are first being mailed to stockholders of Harvest Home Financial on or about _____________, 2000.

WHERE YOU CAN FIND MORE INFORMATION

         Harvest Home Financial is subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission ("SEC"). You may read and copy any reports, statements, or other information that Harvest Home Financial and Peoples Community Bancorp file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. (The address of the public reference room in Washington, D.C. is 450 Fifth Street, N.W., Washington, DC 20549). Harvest Home Financial's and Peoples Community Bancorp public filings are also available to the public from commercial document retrieval services and at the Internet World Wide Web site maintained by the SEC, at HTTP://WWW.SEC.GOV. Reports, proxy statements and other information regarding Harvest Home Financial also may be inspected at the offices of Nasdaq National Market, 9801 Washingtonian Boulevard, Gaithersburg, Maryland 20878.

         Peoples Community Bancorp has filed a Registration Statement with the SEC (Form S-1) to register the shares of Peoples Community Bancorp Common Stock to be issued to Harvest Home Financial stockholders in the Merger. This document is a part of the Registration Statement and constitutes a prospectus of Peoples Community Bancorp, as well as a proxy statement of Harvest Home Financial for the special meeting.

         As allowed by SEC rules, this document does not contain all information that stockholders can find in the Registration Statement or the exhibits to the Registration Statement.

         The SEC allows Harvest Home Financial to "incorporate by reference" information into this document, which means that Harvest Home Financial can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this document, except for any information replaced by information contained in this document. This document incorporates by reference Harvest Home Financial's Form 10-KSB for the year ending September 30, 1999, and the 1999 Annual Report to Stockholders that Harvest Home Financial has previously filed with the SEC on December 17, 1999. These documents contain important information about Harvest Home Financial and its respective financial condition.

                                TABLE OF CONTENTS


                                                                                Page
                                                                                ----

PROXY STATEMENT OF HARVEST HOME FINANCIAL CORPORATION
FOR THE SPECIAL MEETING OF STOCKHOLDERS
Where You Can Find More Information

QUESTIONS AND ANSWERS ABOUT THE MERGER..........................................1

SUMMARY.........................................................................4
The Companies...................................................................4
Reasons for Merger; Recommendation to Stockholders..............................5
The Merger......................................................................5
Condition to Completing the Merger..............................................5
Federal Income Tax Considerations...............................................5
Comparative Stock Prices........................................................5
Treatment of Harvest Home Financial Stock Options...............................6
Accounting Treatment............................................................6
Dissenters' Rights..............................................................6
Interests of Directors and Executive Officers of Harvest Home Financial.........6
Opinion of Financial Advisor....................................................6
Representations and Warranties..................................................7
Conduct of Business Prior to Closing Date.......................................7
Required Approvals..............................................................7
Waiver and Amendment............................................................7
Termination.....................................................................7
Expenses of the Merger..........................................................8
Management After the Merger.....................................................8
Effects of the Merger on Rights of Stockholders.................................8
Nasdaq Listing..................................................................8

FORWARD LOOKING STATEMENTS......................................................9

THE SPECIAL MEETING.............................................................9
Introduction....................................................................9
Matters to be Considered; Board of Directors Recommendation.....................10
Record Date and Voting..........................................................10
Vote Required...................................................................11
Name and Address of Beneficial Owners...........................................11
Revocability of Proxies.........................................................12
Solicitation of Proxy...........................................................12
Adjournment of the Special Meeting..............................................13
Dissenters' Rights..............................................................13



                                                                                   Page
                                                                                   ----

THE MERGER........................................................................13
Form of the Merger................................................................13
Background and Reasons for the Merger.............................................13
Opinion of Harvest Home Financial's Financial Advisor.............................15
Analysis of Recent Comparable Acquisition Transactions............................16
Interests of Officers and Directors of Harvest Home Financial.....................17
Federal Income Tax Consequences...................................................17
Federal Securities Law Consequences...............................................19
Effects of the Merger.............................................................19
Conduct of Business if Merger Not Consummated.....................................20
Regulatory Filings and Approvals..................................................20
Termination.......................................................................21

THE MERGER AGREEMENT..............................................................22
Terms of the Merger...............................................................22
Exchange of Certificates..........................................................23
Dissenter's Rights................................................................23
Representations and Warranties....................................................24
Conditions to the Merger..........................................................24
Conduct of Business Pending the Merger............................................24
Additional Agreements.............................................................25

RIGHTS OF DISSENTING STOCKHOLDERS.................................................26

COMPARISON OF RIGHTS OF HARVEST HOME FINANCIAL CORPORATION AND PEOPLES COMMUNITY
  BANCORP, INC. ..................................................................27
General...........................................................................27
Capital Stock.....................................................................27
Special Meetings..................................................................27
Advance Notice Provisions for Stockholder Nominations and Stockholder Proposals...28
Number of Directors...............................................................28
Classified Board of Directors.....................................................28
Removal of Directors..............................................................28
Vacancies.........................................................................29
Cumulative Voting.................................................................29
Amendments to Charter Documents...................................................29
Liability of Directors and Executive Officers.....................................29

EXPERTS...........................................................................30

STOCKHOLDER MATTERS...............................................................31


                     QUESTIONS AND ANSWERS ABOUT THE MERGER

Q.       WHAT AM I BEING ASKED TO APPROVE?

A. At a special meeting of stockholders, holders of record of Harvest Home Financial stock at the close of business on _____________ ("Record Date") will be asked to vote on a proposal to adopt the Merger Agreement.

Q.       WHY DO HARVEST HOME FINANCIAL AND PEOPLES COMMUNITY BANCORP WANT TO
         MERGE?

A. Harvest Home Financial believes that stockholder value will be maximized and that its stockholders and customers will benefit through an affiliation with Peoples. Peoples wants to better serve its customers in Harvest Home Financial's service areas and to expand Peoples' presence in those markets.

Q.       HOW WILL I BENEFIT?

A. The Harvest Home Financial Board of Directors believes that you will benefit by receiving a fair value for your shares. The Board believes that the cash portion will allow you to diversify your investments and the stock portion will allow you to continue to participate as a stockholder of a thrift holding company.

Q.       WHAT WILL I RECEIVE FOR MY HARVEST HOME FINANCIAL SHARES?

A. Each share of Harvest Home Financial Common Stock shall be converted into the right to receive .9 shares of Peoples Community Bancorp Common Stock plus $9.00 in cash ("Merger Consideration"). However, in the event that the Initial Public Offering Price is not $10.00 per share, the 0.9 of a share of Peoples Community Bancorp Common Stock shall be adjusted to provide for a ratio that will yield a cash equivalent of $9.00.

Q. WILL MY STOCK IN PEOPLES COMMUNITY BANCORP BE COVERED BY DEPOSIT INSURANCE OR GUARANTEED BY ANY GOVERNMENT AGENCY?

A. No. Unlike insured deposit accounts at People's Savings, stock in Peoples Community Bancorp will not be insured or guaranteed by the Federal Deposit Insurance Corporation, or FDIC, or any other government agency.

Q.       WHEN DO YOU EXPECT THE MERGER TO BE COMPLETED?

A. We plan to complete the transaction as soon as possible after the special meeting, assuming we obtain the required stockholder approval. The transaction is also subject to the approval of federal and state banking regulatory authorities and the satisfaction of other closing conditions, including the merger of Oakley and People's Savings and the conversion by People's Savings from a mutual savings and loan to a stock company. We expect to complete the transaction in the second calendar quarter of year 2000.

Q.       WHEN AND WHERE WILL THE SPECIAL MEETING TAKE PLACE?

A. Harvest Home Financial will hold the special meeting at __________ on ___________________ at the ________________________.

Q.       WHAT IS THE VOTE REQUIRED AT THE SPECIAL MEETING?

A. Harvest Home Financial's stockholders must adopt the Merger Agreement by a vote of a majority of the outstanding shares.

Q.       WHAT DO I NEED TO DO NOW?

A. Just mail your completed, signed and dated proxy card in the enclosed return envelope as soon as possible so that your shares will be represented at the special meeting.

Q. IF MY SHARES ARE HELD IN "STREET NAME" BY MY BROKER, WILL MY BROKER VOTE MY SHARES FOR ME?

A. Your broker will vote your Harvest Home Financial shares only if you provide instructions on how to vote. You should follow the directions provided by your broker and instruct your broker as to how to vote your shares.

Q.       MAY I CHANGE MY VOTE AFTER I HAVE MAILED MY SIGNED PROXY CARD?

A. Yes. You can change your vote at any time before your proxy is voted at the special meeting. You can do this in three ways. First, you can send Harvest Home Financial a written statement that you would like to revoke your proxy. Second, you can send Harvest Home Financial a new signed and later-dated proxy card. Third, you can attend the special meeting and vote in person. However, your attendance at the special meeting alone will not revoke your proxy.

Q.       HOW WILL MY SHARES BE VOTED IF I RETURN A BLANK PROXY CARD?

A. If you sign and send in your proxy and do not indicate how you want to vote, your proxy will be counted as a vote in favor of the merger.

Q.       WHAT WILL BE THE EFFECT IF I DO NOT VOTE?

A.       Not voting will have the same effect as voting against the merger.

Q.       SHOULD I SEND IN MY STOCK CERTIFICATE NOW?

A. No. If the merger is completed, you will receive written instructions for exchanging your stock certificates.

Q.       WHO CAN ANSWER MY QUESTIONS ABOUT THE MERGER?

A. If you have more questions about the merger, please call: John E. Rathkamp or Dennis J. Slattery at Harvest Home Savings Bank (513) 661-6612.

-----------------------------------------------------------------------

         In addition, __________________ will be assisting Harvest Home Financial in soliciting proxies for the special meeting. Any questions you have regarding the merger can also be directed to:

         ---------------------------------------------------------------

--------------------------------------------------------------------------------

                                     SUMMARY
--------------------------------------------------------------------------------
THE FOLLOWING IS A BRIEF SUMMARY OF CERTAIN INFORMATION CONTAINED ELSEWHERE OR INCORPORATED BY REFERENCE IN THIS PROXY STATEMENT/PROSPECTUS. CERTAIN CAPITALIZED TERMS USED IN THIS SUMMARY ARE DEFINED ELSEWHERE IN THIS PROXY STATEMENT/PROSPECTUS. THIS SUMMARY IS NOT INTENDED TO BE A COMPLETE DESCRIPTION OF ALL MATERIAL FACTS REGARDING HARVEST HOME FINANCIAL, PEOPLES COMMUNITY BANCORP, AND PEOPLE'S SAVINGS AND THE MATTERS TO BE CONSIDERED AT THE MEETING AND IS QUALIFIED IN ITS ENTIRETY BY, AND REFERENCE IS MADE TO, THE MORE DETAILED INFORMATION CONTAINED ELSEWHERE IN THIS PROXY STATEMENT/PROSPECTUS AND THE ACCOMPANYING APPENDICES.

THE COMPANIES

HARVEST HOME FINANCIAL CORPORATION

3621 Harrison Avenue
Cincinnati, Ohio 45211

------------------------

         Harvest Home Financial Corporation ("Harvest Home Financial") is an Ohio Corporation and is a holding company for Harvest Home Savings Bank ("Harvest Home Savings Bank"). Harvest Home Savings Bank is an Ohio-chartered savings bank which conducts business through three full-service offices located in the Greater Cincinnati, Ohio area. The deposits of Harvest Home Savings Bank are insured to the maximum extent provided by law by the Savings Association Insurance Fund ("SAIF"), which is administered by the FDIC. As of the date of the Merger Agreement, 875,289 shares of Harvest Home Financial Common Stock are issued and outstanding. There are also options to acquire 84,947 shares of Harvest Home Financial Common Stock as of the date of the Merger Agreement.

         At September 30, 1999, Harvest Home Financial had, on a consolidated basis, total assets of $98.9 million, total liabilities of $89.3 million including deposits of $66.2 million and stockholders' equity of $9.6 million.

PEOPLES COMMUNITY BANCORP, INC.

PEOPLE'S BUILDING, LOAN & SAVINGS COMPANY

11 S. Broadway
Lebanon, Ohio 45036

---------------------------

         Peoples Community Bancorp, Inc. ("Peoples Community Bancorp") is a Delaware corporation formed by People's Savings in connection with its conversion. Upon consummation of the conversion, Peoples Community Bancorp will become the parent holding company of People's Bank and People's Bank will be a federal stock savings bank. At September 30, 1999, People's Savings had total assets of $90.3 million, total liabilities of $78.5 million, including deposits of $66.2 million. The deposit accounts of People's Savings are insured by the SAIF to the maximum extent permitted by the FDIA. People's Savings conducts its business through two full-service offices located in Lebanon, Ohio and Blanchester, Ohio.

         The Oakley Improved Building & Loan Company ("Oakley") is a state chartered savings and loan with offices at 3924 Isabella, Cincinnati, Ohio 45209. At September 30, 1999, Oakley had total assets of $17.0 million, total liabilities of $14.1 million, including deposits of $13.3 million. Immediately prior to the conversion, Oakley will merge with and into People's Savings, with People's Savings as the surviving entity.

REASONS FOR MERGER; RECOMMENDATION TO STOCKHOLDERS

         The Board of Directors of Harvest Home Financial has unanimously adopted the Merger Agreement and approved the transactions contemplated thereby and has determined that the Merger is in the best interests of Harvest Home Financial and its stockholders. THE HARVEST HOME BOARD RECOMMENDS THAT STOCKHOLDERS VOTE FOR THE ADOPTION OF THE MERGER AGREEMENT AT THE MEETING.

         For a discussion of the factors considered by the Harvest Home Board in reaching its decision to adopt the Merger Agreement and approve the transactions contemplated thereby, see "Background and Reasons for the Merger."

THE MERGER

         In the Merger, Harvest Home Financial will merge into Peoples Community Bancorp, the parent holding company of People's Savings. The stockholders of Harvest Home Financial will become stockholders of Peoples Community Bancorp. For a description of what Harvest Home Financial stockholders will receive in the Merger, see "The Merger Agreement - Treatment of Capital Stock."

CONDITIONS TO COMPLETING THE MERGER

         The obligations of the parties to consummate the Merger are subject to the satisfaction or waiver of certain conditions specified in the Merger Agreement including, among other things, the receipt of all necessary regulatory, stockholder and member approvals, the compliance with or satisfaction of all representations, warranties, covenants and conditions, the absence of any order, decree or injunction enjoining or prohibiting consummation of either the conversion or the Merger, and the receipt by the parties of tax opinions with respect to certain federal income tax consequences of the Merger. There can be no assurance that the conditions to the consummation of the Merger will be satisfied or waived. See "The Merger - Conditions to the Merger."

FEDERAL INCOME TAX CONSIDERATIONS

         Harvest Home Financial stockholders will recognize capital gains income tax on cash received for shares. The exchange of shares of Harvest Home Financial common stock for shares of Peoples Community Bancorp common stock will be tax free. However, because tax matters are complicated, and tax results may vary among stockholders, we urge you to contact your own advisor to understand fully how the merger will affect you.

COMPARATIVE STOCK PRICES

         Harvest Home Financial common stock is traded on the Nasdaq National Market under the symbol "HHFC". On September 30, 1999, the last trading day prior to the public announcement of the proposed merger, the last reported Nasdaq sales price for Harvest Home Financial common stock was $14.38. On ___________, the day before we printed this document, the last reported sales price for Harvest Home Financial common stock was

$______________. Shares of Peoples Community Bancorp have not been issued or traded prior to date.

TREATMENT OF HARVEST HOME FINANCIAL STOCK OPTIONS

         All unexercised options granted under the HARVEST HOME FINANCIAL CORPORATION 1996 STOCK OPTION PLAN shall be cancelled and the holders shall receive the value of their options in cash.

ACCOUNTING TREATMENT

         The Merger will be treated as a purchase for accounting purposes. Accordingly, under generally accepted accounting principles, Peoples Community Bancorp will record at its cost the acquired assets less liabilities assumed. Any difference between the cost of Harvest Home Financial and the sum of the fair values of tangible and identifiable assets, less liabilities, will be reported as Goodwill. The report of income of Peoples Community Bancorp will include the operations of Harvest Home Financial after the Merger, based on the cost to Peoples Community Bancorp.

DISSENTERS' RIGHTS

         Under Ohio law, you may dissent from the merger and have the fair cash value of your shares paid to you. To exercise this right, you must follow a number of procedures. These procedures include filing a demand for payment of the fair cash value of your shares and not voting in favor of the merger. For more information on how to exercise these rights, see "Merger Agreement - Dissenting Shares."

INTERESTS OF DIRECTORS AND EXECUTIVE OFFICERS OF HARVEST HOME FINANCIAL

         When considering the recommendation of the Harvest Home Board, you should be aware that some directors and officers of Harvest Home Financial have interests in the merger that are different from, or in addition to, your interests as stockholders. Upon consummation of the merger, the employment agreements of John E. Rathkamp, Dennis J. Slattery and Teresa O'Quinn shall terminate and they shall enter into new employment agreements with Peoples Community Bancorp. John E. Rathkamp shall be appointed to the Peoples Community Bancorp Board of Directors. Further, there are provisions in the Merger Agreement relating to director and officer indemnification and insurance after the merger. The Harvest Home Financial Board was aware of these matters and considered them, among other matters, in approving the Merger Agreement.

OPINION OF FINANCIAL ADVISOR

         In deciding to approve the merger, the Harvest Home Financial Board considered the opinion of its financial advisor, Charles Webb & Company, to determine that the Merger consideration is fair from a financial point of view to the holders of Harvest Home Financial common stock. The opinion of Charles Webb & Company dated September 30, 1999, is attached as Annex __ to this document. We encourage you to read this opinion.

REPRESENTATIONS AND WARRANTIES

         The Merger Agreement contains representations and warranties of Harvest Home Financial and Peoples Community Bancorp which are customary in merger transactions. See "The Merger - Representations and Warranties of Harvest Home Financial" and "The Merger - Representations and Warranties of Peoples Community Bancorp."

CONDUCT OF BUSINESS PRIOR TO CLOSING DATE

         Each of Harvest Home Financial and Peoples Community Bancorp has agreed to conduct its business prior to the Effective Time in accordance with certain guidelines set forth in the Merger Agreement. See "The Merger - Business of the Parties."

REQUIRED APPROVALS

         Various approvals of the OTS and the Ohio Division of Financial Institutions are required in order to consummate the Conversion and the Merger. Applications for these approvals have been filed and are currently pending. There can be no assurance that the requisite OTS approvals will be received in a timely manner. In the event that the consummation of the Conversion and the Merger are not consummated on or before September 30, 2000, the Merger Agreement may be terminated by either Harvest Home Financial or Peoples Community Bancorp. There can be no assurance as to the receipt or timing of such approvals.
See "The Merger - Required Approvals."

WAIVER AND AMENDMENT

         Prior to the effective time, Harvest Home Financial and Peoples Community Bancorp may extend the time for performance of any obligations under the Merger Agreement, waive any inaccuracies in the representations and warranties contained in the Merger Agreement and waive compliance with any covenant, agreement or, to the extent permitted by law, any condition of the Merger Agreement, provided that any such waiver after the Harvest Home Financial stockholders have adopted the Merger Agreement shall not modify the amount or form of consideration to be provided to the Harvest Home Financial stockholders or otherwise materially adversely affect the stockholders without their approval.

         The Merger Agreement may be amended or supplemented at any time by mutual agreement of Harvest Home Financial and Peoples Community Bancorp, provided that the amendment or supplement after the Harvest Home Financial stockholders have adopted the Merger Agreement is subject to the previous paragraph. See "The Merger - Waiver" and "The Merger - Amendment or Supplement."

TERMINATION

         The Merger Agreement may be terminated prior to the Effective Time by:
(i) Harvest Home Financial or Peoples Community Bancorp in the event of (a) the failure of Harvest Home Financial stockholders to approve the Merger Agreement,
(b) the failure of Peoples Community Bancorp members to approve the conversion,
(c) the failure of Oakley members to approve their
merger, (d) a material failure to perform or comply by the other party with any covenant or undertaking, which failure has not been timely cured after notice, or (e) any material inaccuracy or omission in the representations or warranties of the other party which has not been timely cured after notice; (ii) by Harvest Home Financial or Peoples Community Bancorp if any approval of a governmental authority required to permit consummation of the transactions shall have been denied or any governmental authority of competent jurisdiction shall have issued a final unappealable order prohibiting consummation of the transactions contemplated by the Merger Agreement; (iii) by Harvest Home Financial or Peoples Community Bancorp in the event that the Merger is not consummated by September 30, 2000; and (iv) by Peoples Community Bancorp in the event that there has occurred a "Purchase Event" (as defined in the Merger Agreement). See "The Merger - Termination."

EXPENSES OF THE MERGER

         The Merger Agreement provides, in general, that Harvest Home Financial and Peoples Community Bancorp shall each bear and pay all of their respective costs and expenses incurred in connection with the transactions contemplated by the Merger Agreement, including fees and expenses of their respective financial consultants, investment bankers, accountants and counsel. See "The Merger - Expenses."

MANAGEMENT AFTER THE MERGER

         The current members of the Board of Directors of Peoples Savings, John
E. Rathkamp, currently a director of Harvest Home Financial, and Thomas Noe, currently a director of Oakley, shall be the members of the Board of Peoples Community Bancorp immediately after the Effective Time. See "The Merger - Directors."

EFFECTS OF THE MERGER ON RIGHTS OF STOCKHOLDERS

         As a result of the Merger, holders of Harvest Home Financial Common Stock who receive shares of Peoples Community Bancorp Common Stock in the Merger will become stockholders of Peoples Community Bancorp. For a comparison of the corporate charters and bylaws of Peoples Community Bancorp and Harvest Home Financial governing the rights of Peoples Community Bancorp and Harvest Home Financial stockholders, see "Comparison of Stockholder Rights."

NASDAQ LISTING

         Harvest Home Financial Common Stock (symbol: HHFC) currently is quoted on the Nasdaq Stock Market ("Nasdaq SmallCap"). It is a condition to consummation of the Merger that the shares of Peoples Community Bancorp Common Stock to be issued to the stockholders of Harvest Home Financial in the Merger shall have been approved for listing on the Nasdaq National Market. See "The Merger - Conditions to the Merger."

                           FORWARD LOOKING STATEMENTS

         The Private Securities Litigation Reform Act of 1995 provides a safe harbor from civil litigation for certain forward-looking statements. Forward-looking statements include the information concerning future results of operations, cost savings and synergies of Peoples Community Bancorp and Harvest Home Financial after the Merger set forth in "Questions and Answers About the Merger," "Summary" and "The Merger," and those preceded by, followed by or that otherwise include the statements "should," "believe," "expect," "anticipate," "intend," "may," "will," "continue," "estimate" and other expressions that indicate future events and trends. Although Peoples Community Bancorp and Harvest Home Financial believe that in making such statements their expectations are based on reasonable assumptions, such statements may be influenced by risks and uncertainties which could cause actual results and trends to be materially different from historical results or those anticipated depending on a variety of factors. These factors include, without limitation:

- revenues following the Merger and Peoples Community Bancorp merger with Oakley may be lower than expected or deposit withdrawals, operating costs or customer loss and business disruption following the merger may be greater than expected;

- competitive pressures among depository and other financial services companies may increase significantly;

- costs or difficulties related to the integration of the businesses acquired by Peoples Community Bancorp may be greater than expected;

- changes in the interest rate environment may reduce interest margins, cause an increase in the prepayment rate on mortgages held and securitized and other loans or reduce the demand for new loans;

- general economic or business conditions, either internationally or nationally, or in the states in which the combined company will be doing business, may be less favorable than expected, resulting in, among other things, a deterioration in credit quality or a reduced demand for credit;

- legislation or regulatory requirements or changes may adversely affect the businesses in which Peoples Community Bancorp is engaged;

- technology-related changes, including "Year 2000" data systems compliance issues, may be harder to make or more expensive than expected; and

-    changes in the securities markets.

         You should understand that these factors, in addition to those discussed elsewhere in this documents and in documents which have been incorporated by reference, could affect the future results of Peoples Community Bancorp and Harvest Home Financial, and could cause those results to be materially different from those expressed in their forward-looking statements. Peoples Community Bancorp and Harvest Home Financial do not undertake any obligation to update any forward looking statements to reflect events or circumstances arising after the date of this document.

                               THE SPECIAL MEETING

INTRODUCTION

                  This document is being furnished to the stockholders of Harvest Home Financial in connection with the solicitation of proxies by the Board of Directors for use at the special meeting of Harvest Home Financial stockholders to be held on __________, 2000 at ______, Eastern Standard Time, at ______________________________, and at any
adjournments or postponements thereof. Each copy of this document mailed to Harvest Home Financial stockholders is accompanied by a proxy card furnished in connection with the solicitation of proxies by the Harvest Home Financial Board of Directors for use at the special meeting.

MATTER TO BE CONSIDERED; BOARD OF DIRECTORS RECOMMENDATION

         At the special meeting, Harvest Home Financial stockholders will be asked to (i) adopt the Merger Agreement and the transactions contemplated thereby, and (ii) vote upon such other business as may properly come before the special meeting or any adjournments or postponements thereof (including, without limitation, adjournment or postponement of the special meeting in order to allow for additional solicitation of stockholder votes in order to obtain a quorum or in order to obtain more votes in favor of the Merger Agreement). The Harvest Home Financial Board of Directors knows of no business that will be presented for consideration at the special meeting other than the adoption of the Merger Agreement.

         THE HARVEST HOME FINANCIAL BOARD OF DIRECTORS HAS DETERMINED THAT THE MERGER AGREEMENT IS ADVISABLE AND IN THE BEST INTERESTS OF HARVEST HOME FINANCIAL STOCKHOLDERS AND HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT. ACCORDINGLY, THE HARVEST HOME FINANCIAL BOARD OF DIRECTORS RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" ADOPTION OF THE MERGER AGREEMENT.

         STOCKHOLDERS ARE REQUESTED TO PROMPTLY COMPLETE, DATE, SIGN AND RETURN THE ACCOMPANYING PROXY CARD IN THE ENCLOSED POSTAGE-PAID ENVELOPE. FAILURE TO RETURN A PROPERLY EXECUTED PROXY CARD OR TO VOTE AT THE SPECIAL MEETING WILL HAVE THE SAME EFFECT AS A VOTE AGAINST THE MERGER AGREEMENT.

RECORD DATE AND VOTING

         Only the holders of record of Harvest Home Financial common stock as of the close of business on ________________ are entitled to notice of and to vote at the special meeting. At the close of business on ______________ there were 875,289 shares of Harvest Home Financial common stock outstanding and entitled to vote, held by approximately _____ stockholders. Directors and executive officers of Harvest Home Financial and its affiliates (as a group) were entitled to vote 122,900 shares of Harvest Home Financial common stock, or approximately 14.04% of the outstanding votes entitled to be cast at the special meeting. Holders of record of Harvest Home Financial common stock as of the close of business on ______________ are entitled to one vote per share on any matter voted on at the special meeting.

         The presence, either in person or by proxy, of the holders of a majority of the outstanding shares of Harvest Home Financial common stock as of the record date is necessary to constitute a quorum at the special meeting. Broker non-votes and abstentions count only for the purpose of determining a quorum at the special meeting.

         STOCKHOLDERS SHOULD NOT FORWARD ANY STOCK CERTIFICATES WITH THEIR PROXY CARDS. IF THE MERGER IS CONSUMMATED, STOCK CERTIFICATES SHOULD BE DELIVERED IN ACCORDANCE WITH INSTRUCTIONS SET FORTH IN A LETTER OF TRANSMITTAL, WHICH WILL BE SENT TO STOCKHOLDERS BY ________________, CINCINNATI, OHIO, IN ITS CAPACITY AS THE EXCHANGE AGENT, WITHIN SEVEN BUSINESS DAYS AFTER THE COMPLETION OF THE MERGER.

VOTE REQUIRED

         The holders of at least a majority of the outstanding shares of Harvest Home Financial common stock entitled to vote on the matters to be acted upon, or 437,646 shares, must vote to adopt the Merger Agreement. THE FAILURE TO SUBMIT A PROXY CARD OR VOTE IN PERSON AT THE SPECIAL MEETING HAS THE SAME EFFECT AS A VOTE AGAINST THE MERGER AGREEMENT. ABSTENTIONS AND BROKER NON-VOTES ALSO HAVE THE SAME EFFECT AS A VOTE AGAINST THE MERGER AGREEMENT. BROKERS WHO HOLD SHARES OF HARVEST HOME FINANCIAL COMMON STOCK AS NOMINEES WILL NOT HAVE DISCRETIONARY AUTHORITY TO VOTE SHARES WITH RESPECT TO THE MERGER AGREEMENT ABSENT INSTRUCTIONS FROM THE BENEFICIAL OWNER. THEREFORE, BY NOT GIVING SUCH INSTRUCTIONS YOU WILL IN EFFECT, BE VOTING AGAINST THE MERGER.

         The proxy holders named in the enclosed proxy card will vote all of the Harvest Home Financial shares represented by proxy cards that are properly signed and returned by stockholders in accordance with the instructions contained therein. Specify your voting choice by marking the appropriate box on the proxy card.

         IF YOU PROPERLY SIGN AND RETURN THE PROXY CARD SENT TO YOU BY HARVEST HOME FINANCIAL, BUT DO NOT SPECIFY YOUR VOTING CHOICES, YOUR SHARES WILL BE VOTED "FOR" THE ADOPTION OF THE MERGER AGREEMENT AS RECOMMENDED BY THE HARVEST HOME FINANCIAL BOARD OF DIRECTORS.

         The Harvest Home Financial Board of Directors is not aware of any matters other than the Merger that may be brought before the special meeting. If any other matters properly come before the special meeting the persons named in the accompanying proxy will vote the shares represented by all properly executed proxies on such matters in their discretion, except that shares represented by proxies which have been voted "against" the Merger Agreement will not be used to vote "for" adjournment of the special meeting for the purpose of allowing additional time for soliciting additional votes "for" the Merger Agreement.

NAME AND ADDRESS OF BENEFICIAL OWNERS

         The following table sets forth, as of December 15, 1999, information with respect to the beneficial ownership of Harvest Home Financial common stock by each person known by Harvest Home Financial to be the beneficial owner of more than five percent of the common stock, by each present director of Harvest Home Financial, by executive officers of Harvest Home Financial and by all directors and executive officers of Harvest Home Financial as a group. The stockholders listed in the table have sole voting and investment power with respect to shares beneficially owned by them.



         Name of Beneficial Owner          No. of Shares         Percent of Class
         ------------------------          -------------         ----------------

         John E. Rathkamp                      14,959                    1.7%
         Dennis J. Slattery                     7,475                     .8%
         Richard F. Hauck                      25,671                    2.9%
         Walter A. Schuch                      14,959                    1.7%
         Thomas L. Eckert                      14,959                    1.7%
         Marvin J. Ruehlman                    14,959                    1.7%
         Herb E. Menkhaus                      14,959                    1.7%
         George C. Eyrich                      14,959                    1.7%

         Total of all directors
         and officers as a group              122,900                    14.04%


         Name of Beneficial Owner           No. of Shares(1)     Percent of Class
         ------------------------           ----------------     ----------------
         Tontine Financial Partners, L.P.      67,000                    7.66%
         Johnson Trust Co.                     46,000                    5.26%


REVOCABILITY OF PROXIES

         A stockholder may revoke a proxy at any time prior to its exercise by
(i) delivering to Harvest Home Financial, John E. Rathkamp, Chief Executive Officer, 3621 Harrison Avenue, Cincinnati, Ohio 45211, a written notice of revocation prior to the special meeting, (ii) delivering, prior to the special meeting, a duly executed proxy bearing a later date, or (iii) attending the special meeting and voting in person. The presence of a stockholder at the special meeting will not in and of itself automatically revoke such stockholder proxy.

SOLICITATION OF PROXY

         All expenses of Harvest Home Financial's solicitation of proxies, including the cost of mailing this document to you, will be paid by Harvest Home Financial. In addition to solicitation by use of the mails, proxies may be solicited from stockholders by directors, officers and employees in person or by telephone, facsimile, or other means of communications. These directors, officers and employees will not receive additional compensation, but may be reimbursed for their out-of-pocket expenses in connection with such solicitation. Harvest Home Financial will make arrangements with brokerage houses, custodians, nominees and fiduciaries for the forwarding of proxy solicitation materials to beneficial owners of shares held of record by such brokerage houses, custodians, nominees and fiduciaries, and Harvest Home Financial will reimburse such brokerage houses, custodians, nominees and fiduciaries for their reasonable expenses incurred in connection with such solicitation.


-------------------
(1) The shares held by Tontine Financial Partners, L.P. and Johnson Trust Co. are disclosed since the percentage of ownership is greater than five percent. Neither organization is an affiliate of Harvest Home Financial nor Harvest Home Savings.

ADJOURNMENT OF THE SPECIAL MEETING

         A vote in person by a stockholder for adjournment of the special meeting, or for the last proposal on the proxy card authorizing the named proxies to vote the shares covered by such proxy in their discretion with respect to other business properly coming before the special meeting, would allow for additional solicitation of stockholder votes in order to obtain a quorum or in order to obtain more votes in favor of the Merger Agreement.

DISSENTERS' RIGHTS

         Under Ohio law, you may dissent from the merger and be paid the fair cash value of your shares. To exercise this right, you must follow a number of procedures. These procedures include filing a demand with Harvest Home Financial and not voting in favor of the merger. For more information on how to exercise these rights, see "Rights of Dissenting Stockholders" on page 26 and Ohio General Corporation Law Sections 1701.84 and 1701.85 set forth in Annex __.

                                   THE MERGER

FORM OF THE MERGER

         If the Merger is completed, Peoples Community Bancorp will acquire Harvest Home Financial common stock through the merger of Harvest Home Financial into Peoples Community Bancorp and the merger of Harvest Home Savings Bank into People's Community Bank. The Merger will be consummated following the merger of Oakley and People's Savings, the conversion of People's Savings from a mutual to a stock institution known as Peoples Community Bank, and the formation of Peoples Community Bancorp as a Delaware holding company.

BACKGROUND AND REASONS FOR THE MERGER

         Over the past several years, the Harvest Home Board has studied and evaluated Harvest Home Financial's position as an independent financial institution. The Harvest Home Board observed that the continuing consolidation in the thrift industry made it difficult for Harvest Home Financial to compete. The Harvest Home Board deemed Harvest Home Financial to be at a disadvantage due to its asset size, relatively small market area coverage, and limited offerings of products and services. The Harvest Home Board concluded that in order for Harvest Home Financial to stay competitive and increase earnings, Harvest Home Financial needed to grow in size and market coverage. The Harvest Home Board, therefore, decided that it was in the best interest of the stockholders of Harvest Home Financial to pursue a sale, merger or other consolidation.

         A committee of three directors was formed to seek a potential sale or business combination that would most effectively satisfy the needs of the Harvest Home Financial, its stockholders and customers. In 1999, Harvest Home Financial received two formal offers from other financial institutions for the purchase of and/or merger with Harvest Home Financial. After thoroughly reviewing and evaluating both offers, the Harvest Home Board concluded that Peoples Community Bancorp presented the best opportunity for the stockholders of Harvest Home Financial and agreed to accept the offer of Peoples Community Bancorp, subject to negotiation of a definitive agreement. The Merger Agreement was signed on September 30, 1999.

         The Merger was deemed by the Harvest Home Board as favorable to Harvest Home Financial stockholders for a variety of reasons. First, Harvest Home Financial's Board believes the Merger Consideration to be fair. The Board evaluated People's offer in light of information provided by Harvest Home Financial's financial advisor, Charles Webb & Company, which included detailed analysis of the market for thrift stocks over the past couple of years. The stock price offered in the Merger was deemed favorable in comparison to the market. The Harvest Home Board also reviewed and considered the opinion of Charles Webb & Company that the Merger Consideration to be received by Harvest Home Financial stockholders was fair from a financial perspective.

         The Harvest Home Board believes that the combination of stock and cash would give Harvest Home Financial stockholders the opportunity to use the cash return to diversify their investment, and also give them the opportunity to participate in a strengthened and more competitive thrift institution through the receipt of Peoples Community Bancorp common stock.

         The Merger will result in a combined institution that will be better suited to compete in the marketplace and yet will retain its identity as a community thrift. The increased asset size of the new company will enable it to offer a broader array of products and services than currently offered by Harvest Home Financial. This should enable the new company to be more competitive in its offering of loans and deposit products, and will enable it to expand its products and services to its customers. For example, the new company is expected to be better positioned to offer loans which are more profitable, such as commercial real estate loans. The Merger also should result in economies of scale which likewise will enhance the surviving entities' competitive posture.

         The Harvest Home Board also took into consideration that the Merger will allow Harvest Home Financial to expand its market area. Peoples Community Bancorp has offices in the Lebanon and Blanchester areas. The Oakley office is in Oakley, which is part of the City of Cincinnati. Together with Harvest Home Financial's three western-Hamilton County offices, the combined institution will have broader market coverage in southwestern Ohio. This will also better position the new entity to expand into growing market areas.

         The Merger was also deemed favorable because of the compatibility of the institutions. As stated above, the branches are well positioned. The asset mix of Peoples Community Bancorp and Oakley, primarily first mortgage loans, is compatible with Harvest Home Financial's asset mix. The management team, which will combine the management of Harvest Home Financial, Peoples Community Bancorp and Oakley, is deemed by the Harvest Home Board to be a strength in the Merger and will provide strong and forward-looking management. Finally, the companies involved have the same business philosophy: to grow as a strong, independent community institution.

         The Harvest Home Board also considered that the additional capital in the surviving entity will provide greater opportunities for expansion. The surviving entity will be better positioned to expand into new geographical areas by acquiring or building additional branches and will have a greater opportunity to consider future mergers of other banks.

         Another factor considered by the Harvest Home Board was the increase of Harvest Home Financial's stockholder base, which should provide a more active trading market for its stockholders.

         The preceding discussion summarizes the material factors considered by the Board of Directors of Harvest Home Financial in determining that the Merger is in the best interest of Harvest Home Financial stockholders.

OPINION OF HARVEST HOME FINANCIAL'S FINANCIAL ADVISOR

         In September 1999, Harvest Home Financial retained Charles Webb & Company, a division of Keefe, Bruyette & Woods ("KBW") to evaluate the proposed merger of Harvest Home Financial with Peoples Savings. KBW as part of its investment banking business, is regularly engaged in the evaluation of business and securities in connection with mergers and acquisitions, negotiated underwritings, and distributions of listed and unlisted securities. KBW is familiar with the market for common stocks of publicly traded banks, thrifts and bank and thrift holding companies. The Harvest Home Financial Board selected KBW on the basis of the firm's reputation and its experience and expertise in transactions similar to the Merger and its prior work for and relationship with Harvest Home Financial and Harvest Home Savings Bank.

         Pursuant to its engagement, KBW was asked to render an opinion as to the fairness, from a financial point of view, of the Merger Consideration for the stock of Harvest Home Financial. KBW delivered its opinion to the Harvest Home Financial Board that, as of October 1, 1999, the Merger Consideration is fair, from a financial point of view, to the stock of Harvest Home Financial. No limitations were imposed by the Harvest Home Financial Board upon KBW with respect to the investigations made or procedures followed by it in rendering its opinion. KBW has consented to the inclusion herein of the summary of its opinion to the Harvest Home Financial Board and to the reference to the entire opinion attached hereto as Annex __.

         The full text of the opinion of KBW, which is attached as Annex __ to this Proxy Statement, sets forth certain assumptions made, matters considered and limitations on the review undertaken by KBW, and should be read in its entirety. The summary of the opinion of KBW set forth in this Proxy Statement is qualified in its entirety by reference to the opinion.

         In rendering its opinion, KBW (i) reviewed the Merger Agreement, (ii) reviewed Harvest Home Financial's Annual Reports, Proxy Statements and Form 10-KSB's for the prior three fiscal years of 1999, 1998 and 1997 and certain other internal financial analysis considered relevant and reviewed Peoples Savings financials (iii) discussed with senior management and the Board of Directors of Harvest Home Financial and its wholly-owned subsidiary, Harvest Home Savings Bank the current position and prospective outlook for Harvest Home Financial, (iv) discussed with senior management of Peoples Savings their operations, financial performance and future plans and prospects, (v) considered historical quotations, levels of activity and prices of recorded transactions in Harvest Home Financial's common stock, (vi) reviewed financial and stock market data of other thrifts in a comparable asset range to Harvest Home Financial,
(vii) reviewed financial and stock market data of other thrifts in a comparable asset range to Peoples Savings, (viii) reviewed certain recent business combinations with thrifts as the acquired company, which KBW deemed comparable in whole or in part, and (ix) performed other analyses which KBW considered appropriate.

         In rendering its opinion, KBW assumed and relied upon the accuracy and completeness of the financial information provided to it by Harvest Home Financial and Peoples Savings. In its review, with the consent of the Harvest Home Financial Board, KBW did not undertake any independent verification of the information provided to it, nor did it make any independent appraisal or evaluation of the asset or liabilities, and potential or contingent liabilities of Harvest Home Financial or Peoples Savings.

ANALYSIS OF RECENT COMPARABLE ACQUISITION TRANSACTIONS

         In rendering its opinion, KBW analyzed certain comparable merger and acquisition transactions of both pending and completed thrift deals, comparing the acquisition price relative to tangible book value, LTM earnings, total assets, total deposits, and premium to core deposits. The analysis included a comparison of the median of the above ratios for completed and pending acquisitions, based on the following five comparable groups: (i) all thrift acquisitions since January 1, 1999; (ii) all thrift acquisitions with total assets between $80 million and $150 million ("Comparable Asset Size"); (iii) all acquisitions since January 1, 1999 with the selling thrift having equity to total assets of between 8.0% and 12.0% ("Comparable Equity Ratio"); (iv) all thrift acquisitions since January 1, 1999 with the selling thrift having a return on average equity between 5% and 8.0% ("comparable Earnings Ratio"); and
(v) all thrift acquisitions since January 1, 1999 located in the Midwest ("Comparable Regional Deals").

         The information in the following table summarizes the material information analyzed by KBW with respect to the Merger. The summary does not purport to be a complete description of the analysis performed by KBW and should not be construed independently of the other information considered by KBW in rendering its opinion. Selecting portions of KBW's analysis or isolating certain aspects of the comparable transactions without considering all analysis and factors, could create an incomplete or potentially misleading view of the evaluation process.


                                                     ..................Price to.................CoreDep
                                                     TangBook       LTM EPS   Assets  Deposits  Premium

                                                      (%)              (x)      (%)     (%)      (%)

Consideration - $18.00 per share                     168.9             31.8     16.5    24.9     11.3

Recent Transactions                  Number          Median for all deals since January 1, 1999
         Completed                  46               182.0             23.9     19.1    26.0     12.5
         Pending                    37               151.1             23.2     18.9    25.7     10.9

Comparable Asset Size

         Completed                   8               178.7             20.9     17.1    22.5      9.0
         Pending                    10               126.5             20.8     18.9    26.3      8.1

Comparable Equity Ratio

         Completed                  14               186.1             31.0     21.1    29.5     17.9
         Pending                     8               182.5             30.3     15.8    24.1     12.2

Comparable Earnings Ratio

         Completed                   7               168.6             31.5     22.6    32.7     15.7
         Pending                    12               133.2             22.1     19.3    26.1      6.6

Comparable Regional Deals

         Completed                  15               185.3             21.0     22.7    31.7     14.8
         Pending                    12               173.4             23.9     19.3    27.1      9.9


         Based on the above information, KBW concluded that the implied per share price of $18.00, was in the ranges of each mentioned comparable group.

         In preparing its analysis, KBW made numerous assumptions with respect to industry performance, business and economic conditions and other matters, many of which are beyond the control of KBW and Harvest Home. The analyses performed by KBW are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses and do not purport to be appraisals or reflect the prices at which a business may be sold.

         KBW will receive a fee of approximately $60,000 for services rendered in connection with advising and issuing a fairness opinion regarding the Merger. As of the date of the Proxy Statement, KBW has received $25,000 of the fee and will receive the remainder shall be paid at the closing of the transaction. KBW is also the marketing agent for the mutual to stock conversion offering of Peoples Savings on a best-effort basis, for which it will receive a customary success fee. KBW will not opine on any fairness issues for Peoples Savings or provide or set the valuation of the shares to be offered by Peoples Community Bancorp in its offerings.

INTERESTS OF OFFICERS AND DIRECTORS OF HARVEST HOME FINANCIAL

         Three officers of Harvest Home Financial have employment agreements with Harvest Home Savings Bank which create interests in the Merger for these officials in addition to their interests solely as Harvest Home Financial stockholders. All employment agreements with Harvest Home Savings Bank will be cancelled at the Effective Time in consideration for the execution of new employment agreements with Peoples Community Bancorp with terms to be agreed upon.

         The Merger will qualify as a change of control of Harvest Home Financial or Harvest Home Savings Bank under the employment agreements and the executive officers will be entitled to change in control payments under their agreements after the completion of the Merger but only in the event the employees fail to sign new employment agreements with Peoples as contemplated and their employment is terminated within twelve months of the Merger. The aggregate payments that would be made under those circumstances to the employees under the employment agreements, would be approximately _______________________.

         John E. Rathkamp will be appointed to a three-year term on the Peoples Community Bancorp Board of Directors ending at the annual meeting in 2002.

FEDERAL INCOME TAX CONSEQUENCES

         The following discussion is a summary of the material federal income tax consequences of the Merger to Harvest Home Financial stockholders. The discussion is based on the Internal Revenue Code ("Code"), proposed, temporary and final Treasury regulations promulgated thereunder, published administrative rulings and pronouncements and judicial decisions in effect as of the date of this document, all of which are subject to change, possibly with retroactive effect.

         This discussion is for general information only and does not address every aspect of the federal income tax laws that may be relevant to you in light of your personal investment circumstances, nor does it address the effects of any state, local or foreign tax laws on the merger. The tax treatment for you may vary, depending upon your particular situation, and some stockholders (including, for example, insurance companies, tax-exempt organizations, financial institutions and broker-dealers, and individuals who received Harvest Home Financial common stock pursuant to the exercise of employee stock options or otherwise as compensation) may be subject to special rules not discussed below. In addition, the discussion relates to persons who hold Harvest Home Financial common stock as capital assets.

HOLDERS OF HARVEST HOME COMMON STOCK ARE URGED TO CONSULT THEIR TAX ADVISERS AS TO THE PARTICULAR EFFECT OF THEIR OWN INDIVIDUAL FACTS AND CIRCUMSTANCES ON THE FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER TO THEM, AND ALSO TO THE EFFECT OF ANY STATE, LOCAL, FOREIGN AND OTHER TAX LAWS.

         Under current federal income tax law, and based upon assumptions and representations of Peoples Community Bancorp and Harvest Home Financial, and assuming that the Merger is consummated in the manner set forth in the Merger Agreement, it is anticipated that the following federal income tax consequences would result:

         (i) The Merger will constitute a reorganization within the meaning of
Section 368(a) of the Code;

         (ii) A Harvest Home Financial stockholder will generally recognize gain, but not loss, upon his/her receipt of cash and shares of common stock of Peoples Community Bancorp in exchange for his shares of Harvest Home Financial to the extent of the lesser of: (1) the realized gain, or (2) the amount of cash received by such stockholder.

         (iii) The aggregate tax basis of Peoples Community Bancorp common stock received pursuant to the Harvest Home Financial merger will equal such stockholder's aggregate tax basis in the shares of Harvest Home Financial common stock being exchanged, reduced by any amount allocable to a fractional share interest of Peoples Community Bancorp common stock for which cash is received and by the amount of cash consideration received (AS DISCUSSED BELOW), and increased by the amount of gain, if any, recognized by such stockholder in the Harvest Home Financial merger (including any portion of such gain that is treated as a dividend).

         (iv) The holding period of the shares of Peoples Community Bancorp common stock received by a Harvest Home Financial stockholder in the Merger will include the holding period of the Peoples Community Bancorp common stock being exchanged.

         (v) Cash received in the Merger by a Harvest Home Financial stockholder including cash received in lieu of fractional shares will likely qualify as capital gain income. The recognized capital gain will be the lesser of the realized gain or the cash received by the Harvest Home Financial Corporation shareholder. Any capital gain or loss will be long-term capital gain or loss if the Harvest Home Financial common stock exchanged was held more than one year.

         Based upon representations to be made by Peoples Community Bancorp and Harvest Home Financial, Peoples Community Bancorp has received an opinion of Elias, Matz, Tiernan & Herrick, L.L.P., special counsel to Peoples Community Bancorp that the Merger will constitute a reorganization within the meaning of
Section 368(a) of the Code. Based upon representations made by Peoples Community Bancorp and Harvest Home Financial, Harvest Home Financial has received an opinion of Kepley, Gilligan & Eyrich, L.P.A., general counsel to Harvest Home Financial, to the effect of subparagraphs (ii) - (v) above. The opinions are subject to various assumptions and qualifications, including that the Merger is consummated in the manner and in accordance with the terms of the Merger Agreement. The opinions are based entirely upon the Code, regulations then in effect or proposed thereunder, then current administrative rulings and practice and judicial authority, all of which would be subject to change, possibly with retroactive effect. Consummation of the Merger is conditioned upon the receipt by Peoples Community Bancorp and Harvest Home Financial, respectively, of such opinions. See "Conditions to the Merger."

         No ruling has been or will be requested from the Internal Revenue Service ("IRS"), including any ruling as to federal income tax consequences of the Merger to Peoples Community Bancorp or Harvest Home Financial stockholders. Unlike a ruling from the IRS, an opinion of counsel or independent certified public accountants is not binding on the IRS. There can be no assurance that the IRS will not take a position contrary to the positions reflected in such opinion or that such opinion would be upheld by the courts if challenged. See also "The Conversion and the Merger - Tax Aspects" in the Prospectus.

FEDERAL SECURITIES LAW CONSEQUENCES

         All shares of Peoples Community Bancorp common stock received by Harvest Home Financial stockholders in the Merger will be freely transferable, except for shares of Peoples Community Bancorp common stock received by any person who is deemed to be an "affiliate" (as such term is defined under the Securities Exchange Act of 1934) of Harvest Home Financial prior to the Merger or of Peoples Community Bancorp after the Merger. Affiliates may sell their Peoples Community Bancorp Common Stock only in compliance with the volume and manner-of-sale requirements of Rules 144 and 145 under the Securities Exchange Act of 1933. Affiliates of Harvest Home Financial generally include individuals or entities that control, are controlled by, or are under common control with, such party and may include officers and directors of such party as well as principal stockholders of such party.

EFFECTS OF THE MERGER

         Harvest Home Financial will merge with and into Peoples Community Bancorp, and Harvest Home Financial stockholders will become People Community Bancorp stockholders. As of the completion of the Merger, Harvest Home Financial common stock will no longer be traded on Nasdaq, and the registration of Harvest Home Financial common stock under the Securities Exchange Act of 1934 will be terminated.

CONDUCT OF BUSINESS IF MERGER NOT CONSUMMATED

         If the Merger is not completed, Harvest Home Financial will continue its current operations. Harvest Home Financial may, however, continue to explore strategic alternatives, including a business combination or sale of Harvest Home Financial.

REGULATORY FILINGS AND APPROVALS

         In order to consummate the Merger, Peoples Community Bancorp and Harvest Home Financial must obtain the prior consent and approval, as applicable, of the Securities & Exchange Commission ("SEC"), the Office of Thrift Supervision ("OTS"), and the Ohio Division of Financial Institutions ("Division").

         Peoples Community Bancorp People's Savings and Harvest Home Financial will take all necessary steps to enter into a Bank Merger Agreement to merge Harvest Home Savings Bank with and into People's Savings. The bank merger is subject to approval of the OTS, the laws of Ohio, and the regulatory provisions of the Division.

         Peoples Community Bancorp and Harvest Home Financial have agreed to use their reasonable best efforts to obtain all regulatory approvals required to consummate the Merger. Various approvals of the OTS are required in order to consummate the Merger, the Conversion and the Merger. Applications for these approvals have been filed and are currently pending. The period for OTS review of any proposed bank merger and conversion commences upon receipt by the OTS of an application deemed sufficient by the OTS. Once an application is deemed sufficient, the OTS generally has a 60-day period for review of the application, which may be extended by the OTS for up to an additional 30 days. There can be no assurances that the requisite OTS approvals will be received in a timely manner, in which even the consummation of the Conversion and the Merger may be delayed. In the event the Conversion and the Merger are not consummated on or before September 30, 2000, the Merger Agreement may be terminated by either People or Harvest Home Financial. There can be no assurance as to the receipt or timing of such approvals.

         It is a condition to the consummation of the Merger that the OTS approvals be obtained without any condition or requirement that, individually or in the aggregate, would so materially reduce the economic or business benefits of the transactions contemplated by the Merger Agreement to Harvest Home Financial that had such condition or requirement been known, Harvest Home Financial, in its reasonable judgment, would not have entered into the Merger Agreement. Neither Harvest Home Financial nor Peoples Community Bancorp is aware of any basis for disapproving the Merger. There can be no assurance that any such approvals will not contain terms, conditions or requirements which cause such approvals to fail to satisfy such condition to the consummation of the Merger. See also "The Conversion and the Merger--Required Approvals."

         The approval of the Division also is required for consummation of the Merger. Under Ohio law, the Division shall not approve an application for such a transaction unless it determines, after consideration of all relevant evidence, that the rights of all interested parties are protected. The factors to be considered by the Division in this regard are substantially similar to those considered by the OTS.

         Peoples Community Bancorp must file a registration statement under the Securities Act and the shares of Peoples Community Bancorp Common Stock issued in connection with the Merger and Conversion and shall have been approved for listing on the Nasdaq Stock Market National Market.

TERMINATION

         The Merger Agreement may be terminated prior to the Effective Time by
(a) mutual consent in writing of the parties, (b) by Peoples Community Bancorp if Harvest Home Financial has breached (i) any material covenant or undertaking or (ii) any representation or warranty, which failure has not been cured after notice, (c) by Peoples Community Bancorp or Harvest Home Financial if any approval of governmental agency required to permit the consummation of the transaction shall have been denied or any governmental authority of competent jurisdiction shall have issued a final unappealable order prohibiting Peoples Community Bancorp consummation of the transactions contemplated by the Merger Agreement, (d) by Harvest Home Financial and Peoples Community Bancorp in the event of (i) the failure of Harvest Home Financial stockholders to approve the Merger Agreement or (ii) the failure of the members of People's Savings and Oakley to approve the conversion, (e) by Harvest Home Financial or Peoples Community Bancorp in the event that the Merger is not consummated by September 30, 2000, (f) by Peoples Community Bancorp in the event of a "Purchase Event" (as defined in the Merger Agreement).

         In the event of the termination of the Merger Agreement, the Merger Agreement shall thereafter become void and have no effect, except that (i) certain provisions regarding confidential information and expenses shall survive and remain in full force and effect; and (ii) no party shall be relieved from any liability arising out of the willful breach by such party of any covenant or agreement of it or the willful misrepresentation in the Merger Agreement of any material fact. If the Merger Agreement is terminated by Peoples Community Bancorp other than due to (i) Harvest Home Financial's breach of a material covenant or undertaking or representation or warranty; (ii) Harvest Home Financial's refusal to convene the meeting to vote on the Merger Agreement or the meeting is held and the stockholders do not approve the Merger Agreement,
(iii) the existence of a proceeding initiated by a governmental entity seeking an order, injunction or decree preventing consummation of the Merger, (iv) Harvest Home Financial exercises a right of termination prior to September 30, 2000, Peoples Community Bancorp shall pay to Harvest Home Financial the sum of $200,000. Likewise, Harvest Home Financial shall pay Peoples Community Bancorp the sum of $500,000 upon occurrence of a Purchase Event prior to a Fee Termination Event (as defined below).

         A "Fee Termination Event" shall be the first to occur of the following:
(i) the Effective Date; (ii) termination of the Merger Agreement prior to the occurrence of a Purchase Event (other than a termination of the Merger Agreement by Peoples Community Bancorp as a result of a willful breach of any representation, warranty, covenant or agreement of Harvest Home Financial or Harvest Home Savings Bank); or, (iii) twelve months following termination of the Merger Agreement by Peoples Community Bancorp unless a Purchase Event shall have occurred.

                              THE MERGER AGREEMENT

         The following description is a summary of all material provisions of the Merger Agreement. For full information, you should read the Merger Agreement, a copy of which is attached to this document as Annex __.

TERMS OF THE MERGER

         THE MERGER. The Merger Agreement contemplates the Merger of Harvest Home Financial by Peoples Community Bancorp through the merger of Harvest Home Financial with and into Peoples Community Bancorp and the merger of Harvest Home Savings Bank into People's Savings. As soon as practicable after the completion of the Merger, Harvest Home Financial shall be dissolved and its separate existence shall cease. Peoples Community Bancorp will be the surviving entity of the Merger and the separate existence of Harvest Home Financial will cease.

         EFFECTIVE TIME. As promptly as practicable after the satisfaction or waiver of the conditions in the Merger Agreement, the parties will complete the Merger by filing a Certificate of Merger with the Secretary of State of Ohio and by filing a Certificate of Merger with the State of Delaware, unless a later date and time is specified as the effective time in such Certificate of Merger (the "Effective Time"). The Effective Time will occur simultaneously with, or immediately after, the consummation of the Conversion. A Closing shall take place immediately prior to the Effective Time at ______________, following the satisfaction or waiver, to the extent permitted by the Merger Agreement, of the conditions to the consummation of the Merger, at such place and at such time as the parties may mutually agree upon. At the Closing, there shall be delivered to Peoples Community Bancorp, on the one hand, and Harvest Home Financial, on the other hand, the opinions, certificates and other documents required to be delivered under the terms of the Merger Agreement.

         CONVERSION OF HARVEST HOME FINANCIAL COMMON STOCK IN THE MERGER. At the completion of the Merger, each share of Harvest Home Financial common stock shall be converted into the right to receive 0.9 of a share of Peoples Community Bancorp common stock and $9.00 in cash (the "Merger Consideration"), provided, however, that if the initial public offering price is not $10.00 per share, the
0.9 of a share of Peoples Community Bancorp common stock shall be adjusted to provide for a ratio that will yield a cash equivalent of $9.00.

         TREATMENT OF STOCK OPTIONS. At the completion of the merger, each Harvest Home Financial Option which is then outstanding and unexercised immediately prior thereto, whether or not then vested or exercisable, shall be cancelled. As consideration for such cancellation, Peoples Community Bancorp shall make payment for the options in cash.

         FRACTIONAL SHARES. No fractional shares of Peoples Community Bancorp Common Stock shall be issued to holders of Harvest Home Financial Common Stock. In lieu thereof, each holder of shares of Harvest Home Financial common stock entitled to a fraction of a share of Peoples Community Bancorp common stock shall, at the time of surrender of the certificate or certificates representing such holder's shares, receive an amount of cash (without interest) equal to the amount determined by multiplying the fractional share interest to which such holder would otherwise be entitled by the initial public offering price. No such holder shall be entitled to dividends, voting rights or any other rights in respect of fractional shares.

EXCHANGE OF CERTIFICATES

         EXCHANGE AGENT. The Fifth Third Bank will act as exchange agent for the exchange of stock certificates pursuant to the merger.

         EXCHANGE PROCEDURES. After consummation of the Conversion and the Merger, each holder of a certificate or certificates for issued and outstanding shares of Harvest Home Financial Common Stock, upon surrender of the same to the Exchange Agent, shall be entitled to receive in exchange cash plus a certificate or certificates representing the number of full shares of Peoples Community Bancorp Common Stock for which the shares of Harvest Home Financial Common Stock represented by the certificate or certificates so surrendered shall have been converted. The Exchange Agent shall promptly mail to each such holder of record of an outstanding certificate which immediately prior to the consummation of the conversion and the Merger evidenced shares of Harvest Home Financial Common Stock, and which is to be exchanged for Peoples Community Bancorp Common Stock based on the Merger Agreement, a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to such certificate shall pass, only upon delivery of such certificate to the Exchange Agent) advising the stockholder of the terms of the exchange effected by the Merger and of the procedure for surrendering to the Exchange Agent the certificate in exchange for cash plus a certificate or certificates of Peoples Community Bancorp Common Stock. THE STOCKHOLDERS OF HARVEST HOME FINANCIAL SHOULD NOT FORWARD HARVEST HOME FINANCIAL COMMON STOCK CERTIFICATES TO PEOPLES COMMUNITY BANCORP OR THE EXCHANGE AGENT UNTIL THEY RECEIVE THE TRANSMITTAL LETTER. See also "Merger Agreement - Exchange Procedures."

         Upon the surrender of the stockholder certificate(s) of shares of Harvest Home Financial Common Stock and a duly completed election form or letter of transmittal to the Exchange Agent, the stockholder will receive:

         - A certificate representing shares of Peoples Community Bancorp with which shares of Harvest Home Financial Common Stock have been exchanged;

         -    Cash to which the holder is entitled;

         - Cash issued in place of fractional shares, if any, which the holder is entitled; and

         - Any dividends or other distribution, if any, which the holder is entitled.

DISSENTER'S RIGHTS

         In the Merger Agreement, Harvest Home Financial agrees to give Peoples Community Bancorp prompt notice of any written demands for payment for any Harvest Home Financial common stock under Ohio law, attempted withdrawals of such demands and any other instruments served pursuant to Ohio law and received by Harvest Home Financial relating to dissenter's rights. Harvest Home Financial also agrees to give Peoples Community Bancorp the opportunity to participate in all negotiations and proceedings with respect to the exercise of dissenter's rights.

         Each outstanding share of Harvest Home Financial Stock, the holder of which has perfected his right to dissent under Ohio law and has not effectively withdrawn or lost such right as of the Effective Time (the "Dissenting Shares") shall not be converted into or represent a right to receive shares of Peoples Community Bancorp Common Stock and the holder shall only be entitled to such rights as are granted under Ohio law. If any dissenting stockholder shall effectively withdraw or lose (through failure to perfect or otherwise) his right to such payment at or prior to the Effective Time, such holder's shares of Harvest Home Financial Common Stock shall be converted into a right to receive the Merger Consideration. If a dissenting stockholder shall effectively withdraw or lose (through failure to perfect or otherwise) his right to such payment after the Effective Time, his/her share of Harvest Home Financial Common Stock shall be converted into the right to receive the Merger Consideration.

REPRESENTATIONS AND WARRANTIES

         The Merger Agreement contains representations and warranties of Harvest Home Financial and Peoples Community Bancorp which are customary in merger transactions, including, but not limited to, representations and warranties concerning: (i) the organization and capitalization of Harvest Home Financial and Peoples Community Bancorp and their subsidiaries; (ii) the due authorization, execution, delivery and enforceability of the Merger Agreement;
(iii) consents or approvals required, and the lack of conflicts or violations under applicable certificates of incorporation, charters, bylaws, instruments and laws, with respect to the transactions contemplated by the Merger Agreement;
(iv) absence of material adverse changes; (v) the documents to be filed by the parties with the SEC and other regulatory agencies; (vi) the conduct of business in the ordinary course and absence for loan losses and real estate owned; (vii) financial statements; (viii) compliance with laws; and (ix) the allowance for loan losses and real estate owned. The representations and warranties of Harvest Home Financial and Peoples Community Bancorp do not survive beyond the Effective Time if the Merger is consummated, and, if the Merger Agreement is terminated without consummation of the Merger, there will be no liability on the part of any party for a misrepresentation except that no party shall be relieved from any liability arising out of a willful misrepresentation in the Merger Agreement. See also "The Conversion and the Merger--Representations and Warranties" in the Prospectus.

CONDITIONS TO THE MERGER

         The respective obligations of the parties to consummate the Merger are subject to the satisfaction or waiver of certain conditions specified in the Merger Agreement including, among other things, receipt of all necessary regulatory, stockholder and member approvals, the compliance with or satisfaction of all representations, warranties, covenants and conditions set forth therein, the absence of any order, decree or injunction enjoining or prohibiting consummation of either the Conversion or the Merger, the receipt by the parties of tax opinions with respect to certain federal income tax consequences of the Merger. There can be no assurance that the conditions to consummation of the Merger will be satisfied or waived. See also "The Conversion and the Merger - Conditions to the Merger" in the Prospectus.

CONDUCT OF BUSINESS PENDING THE MERGER

         Before the completion of the Merger, Harvest Home Financial and its subsidiaries will conduct their business in the ordinary course, consistent with past practice or to the extent otherwise contemplated under the Merger Agreement, except with the prior written consent of Peoples Community Bancorp. Harvest Home Financial also shall use its reasonable efforts to (i) preserve its business organization and that of its subsidiaries intact, (ii) keep available to itself and Peoples Community Bancorp the present services of its employees and those of its subsidiaries, and (iii) preserve for itself and Peoples Community Bancorp the goodwill of its customers and those of its subsidiaries and others with whom business relationships exist.

         In addition, under the terms of the Merger Agreement, Harvest Home Financial has agreed that, except as otherwise approved by Peoples Community Bancorp in writing or as submitted, contemplated or required by the Merger Agreement, it will not, nor will it permit its subsidiaries to, engage in certain activities. See "Merger Agreement - Business of the Parties."

ADDITIONAL AGREEMENTS

         CONFIDENTIALITY. Each party will be afforded reasonable access to the other parties' properties, books, contracts, commitments and records and will furnish promptly to the other all information concerning its business, properties, and personnel as the other may reasonably request. Each party has agreed to keep such information confidential.

         NO SOLICITATION. The Merger Agreement provides that Harvest Home Financial shall not, except as the Harvest Home Financial Board of Directors is required by its fiduciary duties to stockholders, directly or indirectly, solicit, initiate or encourage or hold discussions or negotiations with or provide any information to any person in connection with any proposal from any person for the merger of all or any substantial portion of the business, assets or securities of Harvest Home Financial or its subsidiaries. Harvest Home Financial's Board of Directors may enter into negotiations with other persons regarding such proposals if the Board provides written notice to Peoples Community Bancorp and if the Board, after consultation with counsel, determines that it is required to pursue such negotiations pursuant to its fiduciary duties.

         EMPLOYEE BENEFITS. Peoples Community Bancorp agrees to provide those employees of Harvest Home Financial and Harvest Home Savings Bank, who continue to be employed by Peoples Community Bancorp, with the opportunity to participate in Peoples Community Bancorp employee benefit pension plan, if offered.

         REGULATORY FILINGS/COOPERATION. The following documents must be filed by Harvest Home Financial and/or Peoples Community Bancorp: (i) the filing of applications with and the approvals of the OTS and the Division; (ii) the filing and effectiveness of the Form S-1 and the Proxy Statement relating to the meeting of stockholders of Harvest Home Financial to be held; (iii) the approval of the Merger Agreement by the requisite vote of the stockholders of Harvest Home Financial; (iv) the filing of the Certificate of Merger with the Secretaries of State of each of the States of Delaware and Ohio pursuant to the DGCL and the ORC, respectively, in connection with the Merger; (v) the filing of the Articles of Combination with the OTS in connection with the Bank Merger and;
(vi) review of the Merger by the DOJ under federal antitrust laws, no consents or approvals of or filings or registrations with any Governmental Entity or with any third party are necessary on the part of Harvest Home Financial or the Peoples Community Bank in connection with; (vii) the execution and delivery by Harvest Home Financial of the Merger Agreement and the consummation by Harvest Home Financial of the transactions contemplated hereby; and (viii) the execution and delivery by the Peoples

Community Bank of the Merger Agreement and the consummation of the transactions contemplated therein.

         DIRECTOR AND OFFICER INSURANCE. Peoples Community Bancorp will provide director and officer liability insurance to the former directors and executive officers of Harvest Home Financial and its subsidiary for three years after consummation of the Merger. This insurance will be comparable to Harvest Home Financial's director and officer liability insurance prior to the merger.

         EMPLOYMENT AGREEMENTS. All employees of Harvest Home Financial shall become employees of Peoples Community Bancorp, or one of its subsidiaries, as of the Effective Date of the Merger. To the extent that Peoples Community Bancorp, or one of its subsidiaries, terminates the employment of any Harvest Home Financial Employee, other than for cause, within six months following the Effective Date, said terminated employee shall be entitled to severance benefits as specified in the Merger Agreement. In addition, at the Effective Date, the employment agreements between Harvest Home Savings Bank and John E. Rathkamp, Dennis J. Slattery and Teresa O'Quinn should be cancelled and new employment agreements shall be executed between Peoples Community Bancorp and John E. Rathkamp, Dennis J. Slattery and Teresa O'Quinn.

                        RIGHTS OF DISSENTING STOCKHOLDERS

         We describe below the steps which Harvest Home Financial stockholders must take if they wish to exercise dissenters' rights with respect to the merger. The description is not complete. You should read Section 1701.84 and 1701.85 of the Ohio General Corporation Law. This section is attached as Annex __ to this document. FAILURE TO TAKE ANY ONE OF THE REQUIRED STEPS MAY RESULT IN TERMINATION OF THE STOCKHOLDER'S DISSENTERS' RIGHTS UNDER THE OHIO GENERAL CORPORATION LAW. If you are a Harvest Home Financial stockholder considering dissenting, you should consult your own legal advisor.

         To exercise dissenters' rights, you must satisfy five conditions:

-    You must be a stockholder of record on ______________;

-    You must not vote dissenting shares in favor of the merger;

- You must deliver a written demand for "fair cash value" of your dissenting shares within 20 days of the vote on the Merger;

- If Peoples Community Bancorp requests, you must send to Peoples Community Bancorp within 15 days of its request, your stock certificates so that a legend may be added stating that the demand for "fair cash value" has been made; and

- Within 3 months of your written demand to receive "fair cash value," you must file a complaint in court for a determination of the "fair cash value" or you and Peoples Community Bancorp must have agreed on the "fair cash value."

                              COMPARISON OF RIGHTS
                    OF HARVEST HOME FINANCIAL CORPORATION AND
                         PEOPLES COMMUNITY BANCORP, INC.

GENERAL

         After the consummation of the Merger, stockholders of Harvest Home Financial Common Stock will become stockholders of Peoples Community Bancorp, a Delaware corporation, Common Stock. Their rights will then be governed by Peoples Community Bancorp's Certificate of Incorporation, Peoples Community Bancorp's Bylaws and Delaware General Corporation Law. Presently, Harvest Home Financial stockholders' rights are governed by Harvest Home Financial's Articles of Incorporation, Harvest Home Financial's Code of Regulations, and Ohio General Corporation Law. The following discussion summarizes material differences affecting the rights of stockholders but is not intended to be a complete statement of all differences and is qualified in its entirety by reference to the Delaware General Corporation Law ("DGCL"), Peoples Community Bancorp's Certificate of Incorporation and Peoples Community Bancorp's Bylaws, Harvest Home Financial's Articles of Incorporation and Code of Regulations. For information as to how the full text of each document, see "Where You Can Find More Information" on page ___.

         Each Harvest Home Financial stockholder should carefully consider these differences in connection with the decision to vote for or against the adoption of the Merger Agreement. See also "Restrictions on Merger of Harvest Home Financial" in the Prospectus.

CAPITAL STOCK

         The Harvest Home Financial Articles authorizes the issuance of 2,000,000 shares of common stock, with no par value, and provides that the Harvest Home Financial Board of Directors may issue any authorized shares from time to time. As of ___________ [the Record Date], there were ____________ shares of Harvest Home Financial Common Stock issued and outstanding.

         The Peoples Community Bancorp Certificate authorizes the issuance of 10,000,000 shares of common stock, $.01 par value per share, and 1,000,000 shares of preferred stock, $.01 par value per share, and provides that Peoples Community Bancorp Board of Directors may issue any authorized shares from time to time and may fix the rights and preferences of the serial preferred stock, all without stockholder action. Peoples Community Bancorp, which has never issued capital stock, is offering up to 2,639,260 shares of Peoples Community Bancorp Common Stock in connection with the Conversion and Merger.

SPECIAL MEETINGS

         The Peoples Community Bancorp Certificate provides that special meetings of stockholders may be called only by the Board of Directors, pursuant to a resolution approved by the affirmative vote of at least three-fourths of the directors then in office.

         Harvest Home Financial Articles provide that special meetings of stockholders may be called at any time by the Chairman of the Board, the President, a majority of the Board of Directors acting with or without a meeting, or by the President or Secretary upon the request of the holder or holders of fifty percent of all shares outstanding and entitled to vote thereat. Calls for special meetings shall specify the time, place and object or objects thereof, and, unless all Stockholders agree otherwise, no business other than that specified in the call therefor shall be considered at such meeting.

ADVANCE NOTICE PROVISIONS FOR STOCKHOLDER NOMINATIONS AND STOCKHOLDER PROPOSALS

         The Peoples Community Bancorp Bylaws provide that if a stockholder desires to introduce business at the annual meeting, notice must be given in writing to the Secretary of the Corporation within 120 days prior to the anniversary date of the mailing of the proxy or in case of the first annual meeting, by September 30, 2000.

         In accordance with Harvest Home Financial's Code of Regulations, in order for Harvest Home Financial stockholders to properly introduce business to be transacted at the annual or any special meeting of stockholders, a stockholder of record must give written notice of any proposal, including nominations for Harvest Home Financial's Board of Directors, to Harvest Home's corporate secretary not less than 30 days prior to the meeting.

NUMBER OF DIRECTORS

         Peoples Community Bancorp Board of Director will consist of nine directors and Harvest Home Financial's Board of Directors consists of seven directors.

CLASSIFIED BOARD OF DIRECTORS

         The Peoples Community Bancorp Certificate and Peoples Community Bancorp Bylaws specifies that the Peoples Community Bancorp Board of Directors is to be divided into three classes with each class elected in staggered elections and serving a three-year term. Harvest Home Financial's Articles and Harvest Home Financial's Code of Regulations specify that Harvest Home Financial's Board of Directors is to be divided into three classes with each class elected in staggered elections and serving a three-year term.

         Classification of directors makes it more difficult for stockholders to change the composition of the board of directors. At least two annual meetings of stockholders, instead of one, will generally be required to change the majority of the Board of Directors. If the Company was confronted by a holder attempting to force a proxy contest, a tender or exchange offer or other extraordinary corporate transaction, this classification and time period would allow the board of directors sufficient time to review the proposal. The board of directors would also have the opportunity to review any available alternatives to the proposal and to act in what it believes to be the best interests of the stockholders. The classification provisions could also discourage a third party from starting a proxy contest, making a tender offer or otherwise attempting to obtain control of the company in a transaction that could be beneficial to the Company and its stockholders.

REMOVAL OF DIRECTORS

         The Peoples Community Bancorp Certificate specifies that Peoples Community Bancorp directors are subject to removal only with cause by an affirmative vote of not less than 80% of the authorized, issued and outstanding shares. Cause is set out in Peoples Community Bancorp Certificate of Incorporation. The DGCL provides that directors serving on a classified board may be removed only for cause unless the corporation's charter provides otherwise.

         The Harvest Home Financial Code of Regulations state that a Harvest Home Financial director may be removed from office, without assigning any cause, by the vote of the holders of record of 80% of the authorized, issued and outstanding stock.

VACANCIES

         Vacancies on Peoples Community Bancorp Board may be filled by a majority vote of the directors then in office, whether or not a quorum is present, or by a sole remaining director and any director so chosen shall hold office for the remainder of the term to which the director was elected and until such director's successor shall have been elected and qualified.

         Vacancies and newly created directorships resulting from any increase in the authorized number of directors of Harvest Home Financial may be filled by affirmative vote of a majority of the remaining Directors.

CUMULATIVE VOTING

         Peoples Community Bancorp stockholders are not entitled to cumulative votes in the election of directors. Harvest Home Financial stockholders are entitled to cumulative voting in the election of directors.

AMENDMENTS TO CHARTER DOCUMENTS

         Peoples Community Bancorp Articles of Incorporation may be amended by approval of a resolution for amendment, addition, alteration, change or repeal by the affirmative vote by the Board of Directors of a majority of the directors and thereafter approved by stockholders of at least 80% of the voting shares. The DGCL provides that the Certificate of Incorporation of a Delaware corporation may be amended only if first approved by the corporation's board of directors and thereafter by a majority of the outstanding stock entitled to vote thereon, and, if applicable, a majority of each class of shares entitled to vote thereon as a class.

         Harvest Home Financial's Articles of Incorporation may be amended by the vote of 51% of the issued and outstanding capital stock of Harvest Home Financial.

LIABILITY OF DIRECTORS AND EXECUTIVE OFFICERS

         Under Ohio law, stockholders are entitled to bring suit, generally in an action on behalf of the corporation, to recover damages caused by breaches of duty of care and the duty of loyalty owed to a corporation and its stockholders by directors and, to a limited extent, executive officers. Ohio law has codified the traditional business judgment rule. Ohio law provides that the business judgment presumption of good faith may only be overcome by clear and convincing evidence, rather than the preponderance of the evidence standard applicable in most states.

         Further, Ohio law provides specified statutory authority for directors to consider, in addition to the interests of the corporation's stockholders, other factors such as the interests of the corporation's employees, suppliers, creditors and customers; the economy of the state and the nation; community and societal considerations; the long-term and short-term interests of the corporation and the stockholders; and the possibility that these interests may be best served by the continued independence of the corporation.

         Directors of Ohio corporations are, unless the corporation's articles or regulations otherwise provide, liable to the corporation for money damages for actions taken or failed to be taken as a director only if it is proven by clear and convincing evidence that the act or failure to act involved an act or omission undertaken with deliberate intent to cause injury to the corporation or reckless disregard for the best interests of the corporation.

         Peoples Community Bancorp Certificate of Incorporation provides for indemnification to its directors, officers, employees, agents and former directors, officers, employees and agents, against expenses (including attorneys' fees, judgments, fees and amounts aid in settlement) incurred in connection with any pending or threatened action, suit or proceeding, to the fullest extent permitted by DGCL.

         Harvest Home Financial's Code of Regulations provides to the fullest extent permitted by Ohio law, for indemnification of directors, officers and employees who are sued or are threatened with suit, action or proceeding, whether civil, criminal, administrative, or investigative, by reason of the fact the he is or was a director, officer, or employee of the Corporation or is or was serving at the request of the Corporation as a director, trustee, or employee of another Corporation, partnership, joint venture, trust or other enterprise, against expenses, judgments, decrees, fines, penalties and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit, or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

                                     EXPERTS

         The financial statements of People's Savings as of September 30, 1999 and 1998 and for each of the three years in the period ended September 30, 1999, included in the prospectus and the registration statement on Form S-1 have been included in reliance upon the report of Grant Thornton LLP, independent certified public accountants, upon the authority of said firm as experts in accounting and auditing.

         The financial statements of Oakley as of September 30, 1999 and 1998 and for each of the years in the three-year period ended September 30, 1999, included in the prospectus were audited by Grant Thornton LLP, independent auditors, as stated in their report and are included in reliance upon the report of such firm given as experts in accounting and auditing.

         The financial statements of Harvest Home Financial as of September 30, 1999 and 1998 and for each of the years in the three-year period ended September 30, 1999, included in the prospectus have been audited by Grant Thornton LLP, independent public accountants, as stated in their report and have been so included in reliance upon the report of such firm given as experts in accounting and auditing.

         PR Financial has consented to the publication of the summary of its report to Peoples Community Bancorp setting forth its opinion as to the estimated pro forma market value of the common stock to be outstanding upon completion of the conversion and its opinion with respect to subscription rights.

KBW has consented to the publication of the summary of its report to Harvest Home Financial setting forth its opinion of the proposed Merger and in particular the fairness of the price.

                               STOCKHOLDER MATTERS

         Harvest Home Financial will hold its Annual Meeting of Stockholders only if the Merger is not consummated as set forth in the Merger Agreement. The Annual Report to Stockholders has been prepared and mailed to all stockholders of record. The Form 10-KSB for the year ending September 30, 1999, was submitted to the SEC on December 17, 1999. The Annual Report and the Form 10-KSB are hereby incorporated by reference.